February 1, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Katherine Wray

Re:                             TrueCar, Inc.
Registration Statement on Form S-3

Filed January 19, 2017

File No. 333-215614

Acceleration Request
                Requested Date:                                                  February 6, 2017
                Requested Time:                                                 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TrueCar, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-215614) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling David J. Segre at (650) 245-3424.

* * * *

Sincerely,

TRUECAR, INC.

/s/ Jeff Swart
Jeff Swart
General Counsel

cc:                                Chip Perry, Chief Executive Officer, TrueCar, Inc.

Michael Guthrie, Chief Financial Officer, TrueCar, Inc.

David J. Segre, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Damien Weiss, Wilson Sonsini Goodrich & Rosati, Professional Corporation